FORM 18-K/A
AMENDMENT NO. 2
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of the
UNITED MEXICAN STATES
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Names of exchanges on
Title of Issues	Amount as to which registration is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Edmundo González Herrera
Financial Representative — New York Office
Banco Nacional de Comercio Exterior, S.N.C.
757 Third Avenue, Suite 2403
New York, New York 10017
Copies to:
Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States (Mexico) on Form 18-K for the year ended December 31, 2004 comprises:
(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Selling Agent Agreement dated February 13, 2006 between Mexico and the agents listed on the signature pages thereto relating to the issuance by Mexico of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 14th day of February, 2006.

By:	/s/ Daniel Muñoz Díaz

Daniel Muñoz Díaz
Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit

EXHIBIT INDEX

Page

	Exhibit 1:	Selling Agent Agreement dated February 13, 2006 between Mexico and the agents listed on the signature pages thereto relating to the issuance by Mexico of up to U.S. $1,500,000,000 InterNotes® Due Nine Months or More from the Date of Issue

4